Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

August 10, 2010

VIA EDGAR

John Reynolds
Assistant Director, Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Omega Water Corp. (the “Company”)
Amendment No. 2 to Form S-1 filed August 10, 2010
File No. 333-164245

Dear Mr. Reynolds:

Submitted pursuant to the staff’s comment letter dated April 16, 2010, please find on EDGAR copies of Amendment No. 2 to the referenced registrant’s Form S-1 (“Amendment No. 2 to Form S-1”) and a redlined Amendment No. 2 to Form S-1.

Amendment No. 2 to the Form S-1 was filed with the Commission via EDGAR on August 10, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the redlined Amendment No. 2 to the Form S-1.

In response to the staff’s comments in its April 16, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Prospectus Cover Page

1.
We reissue comment four from our letter dated February 3, 2010.  We continue to note references to using the funding from this offering to commence activities to raise the funds required for the development program.  See for example, the disclosure on pages 6 and 13.

The Company has complied with this comment.  The Company has complied with this comment. Please see pages 4, 6, 10, 12, 13 and 14 to Amendment No. 2 to the Form S-1.

John Reynolds
August 10, 2010

Risk Factors, page 5

2.
We reissue comment eight from our letter dated February 3, 2010.  Please reconcile the disclosure in the third risk factor on page six that you required minimum funding of $30,000 to conduct your proposed operation for one year, with the disclosure in the second risk factor on page nine that total expenditures over the next year are approximately $2 to $6.5 million.

The Company has complied with this comment. Please see pages 6 and 9 to Amendment No. 2 to the Form S-1.

Use of Proceeds, page 10

3.
Please reconcile the cost of the offering, listed throughout the prospectus as approximately $9,000, with the disclosure in this section.  For instance, the estimated offering expenses in Part II of the registration statement do not include the transfer agent costs.  Also the printing expenses are different in the use of proceeds table from the table in part II of the registration statement.

The Company has complied with this comment. Please see page II-1 to Amendment No. 2 to the Form S-1.

4.
We have reviewed your response to comment 10 from our letter dated February 3, 2010 regarding your intended use of proceeds if you raise less than 25% of the offering. Your response to our comment is not clear.  Please reconcile the following statements in the “Use of Proceeds” section on page 10:

•	If less than $25,000 is raised in this offering, the Company will operation on a limited basis and seek financing.

•	However, the Company currently has no plan to raise additional funding in the event that less than 25% of the shares of sold.

•
If necessary, Aris Giannopoulos, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.

The Company has complied with this comment. The above noted references were a typographical error. Please see pages 10 to Amendment No. 2 to the Form S-1.

John Reynolds
August 10, 2010

Dilution, page 11

5.
We note your response to comment 13 from our letter dated February 2, 2010.  However it does not appear the methodology you used in your computation is appropriate.  Based on your proceeds for the offering disclosed on page 10, offering expenses of $9,005 disclose on page II-1 and net tangible book value of ($5,296) as of November 30, 2009 before the offering, it appears to use that the dilution per share to new investors under the scenarios “all shares are sold”, “75% of shares sold”, “50% of shares sold” and “25% shares sold” would be $0.09, $0.09, $0.10 and $0.10, respectively.  Please revise or provide us with your calculations supporting the amounts disclosed herein.

The Company has complied with this comment. Please see pages 11 and 12 to Amendment No. 2 to the Form S-1.

6.
We reissue comment 14 from our letter dated February 3, 2010.  Consider providing a separate table to reflect this information.  In addition, since the president did not offer and cash consideration for the shares received, it is unclear why the capital contribution is reflected as $8,000.

The Company has complied with this comment. Please see pages 11 and 12 to Amendment No. 2 to the Form S-1.

Management’s Discussion and Analysis or Plan of Operation, page 12

Plan of Operation, page 12

7.
You have stated, in the fifth paragraph of this section that if you receive only nominal funds from this offering, you plan to operate on a limited basis.  Please provide a more detailed discussion of your plans to operate on a limited basis.  In addition, please explain these limited operations in light of the disclosure on page 13 that there can be no assurance that you will raise funds to proceed with any work on Phase I or II.

The Company has complied with this comment.  Please see pages 12 to Amendment No. 2 to the Form S-1.  The Company has clarified that a “limited basis” means limited purpose of the Company meeting its reporting obligations to the Securities and Exchange Commission.  This is disclosure does not affect the Company having no assurance that it will raise funds to proceed with any work on Phase I or II, and as such, the Company is not revising is disclosure regarding having no assurance that it will raise funds to proceed with any work on Phase I or II.

John Reynolds
August 10, 2010

Description of Business, page 15

Development of the Omega Water Brand and Market, page 16

8.	We reissue comment 20 from our letter dated February 3, 2010. Please note that “material terms” is not limited to the term of the contract.

The Company previously disclosed more than the term of the contract. The Company had also previously disclosed that Nevada Bottling and Beverage Company “is obligated to bottle, label and package the Omega Water product for the Company.”  The company has included more detail from the contract, to wit:

“The material terms of the agreement are (i) NBBC is obligated to “manufacture bottled water” for the Company, (ii) NBBC is obligated bottle, label and package the Omega Water products for the Company according to the exact specifications requested by the Company, (iii) the agreement is valid for a term of one year, with terms of renewal to be agreed upon by the parties, (iv) NBBC may not use the name or brand “Omega Water” without the written consent of the Company, (v) NBBC and the Company shall maintain complete confidentiality regarding each other’s business, and (vi) NBBC and the Company shall  not disclose any contact revealed by either Party to any third parties.”

Please see page 16 to Amendment No. 2 to the Form S-1.

9.
Please include your supplemental response to comment 23 from our letter dated February 3, 2010 in the disclosure in this section.  In addition, we note disclosure in the summary section that the water will be “double cold filtered from Sierra Nevada mountain range spring sources.”  Given that the agreement with Nevada Bottling and Beverage Company provides they will manufacture the bottled water, please explain where in the agreement the terms are set for as to the source of the water.  Lastly, clarify whether Nevada Bottling and Beverage Company has rights to these spring water sources.

The Company has included the following disclosure on page 16 to Amendment No. 2 to the Form S-1:

“The Working Agreement provides that Nevada Bottling and Beverage Corporation, “agrees to manufacture bottled water . . .”.  It is the Company’s view that, “manufacture bottled water” in this agreement is synonymous with providing bottled water to the company and such is the understanding of the parties to such agreement.”

NBBC has confirmed to the Company that:

Nevada Bottling and Beverage Company confirm that our company has entered into an agreement with Omega Water Corporation. Nevada Bottling and Beverage will be bottling water in various sizes and private labels on behalf of the Omega Water Corporation.

John Reynolds
August 10, 2010

 The Water is sourced from Nevada Bottling and Beverage Company’s seven pure artesian wells, located on and below our facilities at 5101 Oakridge Ave, in Pahrump, NV.  This water is purified through microfiltration and reverse osmosis which removes the salts and any suspended solids from the water. Nevada Bottling also incorporates ozone contact systems to disinfect our drinking water and ensure the highest quality products. Nevada Bottling and Beverage Company own 100% of the rights located at our facilities at 5101 Oakridge Ave, in Pahrump, NV.

Nevada Bottling follows the codes and ethics of the International Bottled Water Association (Model Code) and meets and exceeds the Food and Drug Administrations’ Code; title 21 CFR part 65 for water quality and standards. “Nevada Bottling and Beverage will be bottling water in various sizes and private labels on behalf of the Omega Water Corporation.

Please see page 16 to Amendment No. 2 to the Form S-1:

10.	Please provide the source(s) of the information about the bottled water industry, commencing on page 16.

The Company has removed the information about the bottled water industry because the Company itself was not able to verify the accuracy of the information. Please see page 16 to Amendment No. 2 to the Form S-1.

Development Program and estimated Cost, page 17

11.
Please explain how you established the expected time to complete each phase given that you are dependent upon funding from this offering to commence these your phases, and that additional funding will be necessary to continue development of your business.  We note that the offering will last for 180 days any may be extended for 90 days.  Please advise or revise.

The Company has complied with this comment. The website is now up and currently under development. Please see page 17 to Amendment No. 2 to the Form S-1

Marketing, page 18

12.	Please expand your plan to use a network of independent distributors for your retail trade. Please clarify whether you have any distributors in place.

The Company has complied with this comment.  Please see page 19 to Amendment No. 2 to the Form S-1.

John Reynolds
August 10, 2010

Compliance with Government Regulations, page 19

13.
We reissue comment 26 from our letter dated February 3, 2010:  Please comply fully with Item 101(h)(4)(ix) of Regulation S-K.  We note that you have removed the second risk factor on page seven, with focuses on the risk associated with being subject to government regulation.  However, the disclosure is an item requirement and therefore removing disclosure is not to address the requirements of Item 101(h)(4)(ix).  Please add back the disclosure that was removed both in this section and in the risk factors section and provide a more detailed discussion as previously requested.

The Company has complied with this comment. Please see page 7 to Amendment No. 2 to the Form S-1.

Directors, Executive Officers, Promoter and Control Persons, page 20

14.
Please discuss for your director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company.  We direct your attention to Item 401(e)(1) of Regulation S-K.

The Company has complied with this comment. Please see page 20 to Amendment No. 2 to the Form S-1.

Executive Compensation, page 22

15.
We partially comment 28 from our letter dated February 3, 2010.  To the extent that assumptions were made in valuation, please provide the disclosure required by the Instruction to Item 402(n)(2)(v) and (vi) of regulation S-K.

The Company has complied with this comment. Please see Exhibit 10.1 to Amendment No. 2 to the Form S-1.

16.
We reissue comment 29 from our letter dated February 3, 2010.  Please reconcile the statement that the stock subscription agreement is for a term of one year beginning September 1, 2009 with Exhibit 10.1, which indicates that the term of the agreement begins September 1, 2010.  We also direct your attention to similar disclosure on pages 12 and 15.

The Company has complied with this comment. The company has corrected a typographical error in the subscription agreement filed as Exhibit 10.1.  Please see a corrected Exhibit 10.1 filed with Amendment No. 2 to the Form S-1.

John Reynolds
August 10, 2010

17.	We reissue our comment 31 from our letter dated February 3, 2010. Please provide the information required by Item 201(a)(2)(ii) of regulation S-K.

The Company has complied with this comment. Please see page 26 to Amendment No. 2 to the Form S-1.

Financial Statements

General

18.	Please provide a currently dated consent in amendment and note the updating requirements of Article 8-08 of regulation S-X.

The Company has complied with this comment. Please see the financial statements for the fiscal quarters ended February 28, 2010 and May 31, 2010, and Exhibit 23.2 to Amendment No. 2 to the Form S-1.

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo